1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 13, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the Nine months Ended September 30, 2015 and 2014 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of September 30, 2015 and 2014 and the related consolidated statements of comprehensive income for the three months ended September 30, 2015 and 2014 and for the nine months ended September 30, 2015 and 2014, as well as the consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2015 and 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed by the Financial Supervisory Commission of the Republic of China.

November 10, 2015

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2015 (Reviewed)		December 31, 2014 (Adjusted and Audited)		September 30, 2014 (Adjusted and Reviewed)		January 1, 2014 (Adjusted and Audited)
	(Note 3)		(Note 3)		(Note 3)		(Note 3)
	Amount	%	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$515,731,398	33	$358,449,029	24	$225,884,318	17	$242,695,447	19
Financial assets at fair value through profit or loss (Note 7)	98,835	—	192,045	—	69,164	—	90,353	—
Available-for-sale financial assets (Note 8)	1,597,602	—	73,797,476	5	64,391,337	5	760,793	—
Held-to-maturity financial assets (Note 9)	7,362,003	1	4,485,593	—	—	—	1,795,949	—
Hedging derivative financial assets (Note 10)	96,153	—	—	—	—	—	—	—
Notes and accounts receivable, net (Note 11)	96,611,632	6	114,734,743	8	113,999,433	8	71,649,926	6
Receivables from related parties (Note 32)	511,008	—	312,955	—	532,767	—	291,708	—
Other receivables from related parties (Note 32)	128,490	—	178,625	—	161,962	—	221,576	—
Inventories (Note 12)	65,066,214	4	66,337,971	5	65,336,989	5	37,494,893	3
Noncurrent assets held for sale (Note 30)	—	—	944,208	—	—	—	—	—
Other financial assets (Note 33)	3,613,680	—	3,476,884	—	2,989,824	—	501,785	—
Other current assets (Note 17)	2,844,481	—	3,656,110	—	2,864,405	—	2,984,224	—

Total current assets	693,661,496	44	626,565,639	42	476,230,199	35	358,486,654	28

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	—	—	—	—	—	—	58,721,959	5
Held-to-maturity financial assets (Note 9)	2,571,357	—	—	—	—	—	—	—
Financial assets carried at cost (Notes 13 and 31)	1,507,749	—	1,800,542	—	1,866,008	—	2,145,591	—
Investments accounted for using equity method (Note 14)	26,935,985	2	28,255,737	2	26,985,165	2	28,321,241	2
Property, plant and equipment (Note 15)	830,825,109	53	818,198,801	55	824,309,879	61	792,665,913	63
Intangible assets (Note 16)	13,196,292	1	13,531,510	1	11,942,249	1	11,490,383	1
Deferred income tax assets (Note 4)	5,743,803	—	5,138,782	—	4,940,633	1	7,145,004	1
Refundable deposits (Note 32)	400,263	—	356,069	—	2,359,756	—	2,519,031	—
Other noncurrent assets (Note 17)	1,376,756	—	1,202,006	—	1,273,661	—	1,469,577	—

Total noncurrent assets	882,557,314	56	868,483,447	58	873,677,351	65	904,478,699	72

TOTAL	$1,576,218,810	100	$1,495,049,086	100	$1,349,907,550	100	$1,262,965,353	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 18)	$33,564,120	2	$36,158,520	2	$35,883,358	3	$15,645,000	1
Financial liabilities at fair value through profit or loss (Note 7)	179,363	—	486,214	—	691,062	—	33,750	—
Hedging derivative financial liabilities (Note 10)	—	—	16,364,241	1	9,769,897	1	—	—
Accounts payable	18,057,750	1	21,878,934	2	20,418,733	1	14,670,260	1
Payables to related parties (Note 32)	1,128,121	—	1,491,490	—	1,290,677	—	1,688,456	—
Salary and bonus payable	10,428,126	1	10,573,922	1	9,505,689	1	8,330,956	1
Accrued compensation/profit sharing to employees and bonus to directors and supervisors (Notes 22 and 29)	16,105,423	1	18,052,820	1	12,959,725	1	12,738,801	1
Payables to contractors and equipment suppliers	34,338,079	2	26,980,408	2	28,683,936	2	89,810,160	7
Income tax payable (Note 4)	24,464,158	2	28,616,574	2	19,412,953	1	22,563,286	2
Provisions (Note 19)	9,898,270	1	10,445,452	1	7,677,524	1	7,603,781	1
Liabilities directly associated with noncurrent assets held for sale (Note 30)	—	—	219,043	—	—	—	—	—
Long-term liabilities - current portion (Note 20)	23,515,931	1	—	—	—	—	—	—
Accrued expenses and other current liabilities (Note 21)	30,010,029	2	29,746,011	2	25,954,613	2	16,693,484	1

Total current liabilities	201,689,370	13	201,013,629	14	172,248,167	13	189,777,934	15

NONCURRENT LIABILITIES
Hedging derivative financial liabilities (Note 10)	—	—	—	—	5,821	—	5,481,616	—
Bonds payable (Note 20)	191,970,754	12	213,673,818	14	211,796,805	15	210,767,625	17
Long-term bank loans	35,000	—	40,000	—	40,000	—	40,000	—
Deferred income tax liabilities (Note 4)	153,932	—	199,750	—	—	—	—	—
Obligations under finance leases (Note 15)	—	—	802,108	—	773,743	—	776,230	—
Net defined benefit liability (Note 4)	6,611,531	—	6,567,782	—	6,838,838	1	6,801,663	1
Guarantee deposits (Note 21)	23,208,034	2	25,538,475	2	160,419	—	151,660	—
Others (Note 19)	1,555,245	—	885,192	—	798,772	—	694,901	—

Total noncurrent liabilities	223,534,496	14	247,707,125	16	220,414,398	16	224,713,695	18

Total liabilities	425,223,866	27	448,720,754	30	392,662,565	29	414,491,629	33

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 22)	259,303,805	16	259,296,624	17	259,293,750	19	259,286,171	21

Capital surplus (Note 22)	56,298,728	4	55,989,922	4	55,944,799	4	55,858,626	4

Retained earnings (Note 22)
Appropriated as legal capital reserve	177,640,561	11	151,250,682	10	151,250,682	12	132,436,003	11
Appropriated as special capital reserve	—	—	—	—	—	—	2,785,741	—
Unappropriated earnings	644,577,881	41	553,914,592	37	473,751,730	35	383,670,168	30

	822,218,442	52	705,165,274	47	625,002,412	47	518,891,912	41

Others (Note 22)	13,138,191	1	25,749,291	2	16,865,491	1	14,170,306	1

Equity attributable to shareholders of the parent	1,150,959,166	73	1,046,201,111	70	957,106,452	71	848,207,015	67

NONCONTROLLING INTERESTS (Note 22)	35,778	—	127,221	—	138,533	—	266,709	—

Total equity	1,150,994,944	73	1,046,328,332	70	957,244,985	71	848,473,724	67

TOTAL	$1,576,218,810	100	$1,495,049,086	100	$1,349,907,550	100	$1,262,965,353	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30						For the Nine Months Ended September 30
	2015 (Note 3)			2014 (Adjusted) (Note 3)			2015 (Note 3)			2014 (Adjusted) (Note 3)
	Amount		%	Amount		%	Amount		%	Amount		%

NET REVENUE (Notes 24, 32 and 37)		$212,504,909	100		$209,049,734	100		$639,978,805	100		$540,285,390	100

COST OF REVENUE (Notes 12, 29 and 32)		110,188,424	52		103,471,256	49		328,509,564	51		273,136,725	51

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		102,316,485	48		105,578,478	51		311,469,241	49		267,148,665	49

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		19,271	—		(3,206)	—		735	—		13,442	—

GROSS PROFIT		102,335,756	48		105,575,272	51		311,469,976	49		267,162,107	49

OPERATING EXPENSES (Notes 29 and 32)
Research and development		16,486,365	8		15,207,282	8		49,880,041	8		40,885,511	7
General and administrative		4,296,668	2		4,612,193	2		13,126,301	2		14,676,344	3
Marketing		1,377,131	1		1,323,259	1		4,247,546	1		3,710,936	1

Total operating expenses		22,160,164	11		21,142,734	11		67,253,888	11		59,272,791	11

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 15,16 and 29)		(1,786,668)	—		(5,300)	—		(2,131,983)	—		(235,292)	—

INCOME FROM OPERATIONS (Note 37)		78,388,924	37		84,427,238	40		242,084,105	38		207,654,024	38

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture		925,854	—		1,036,725	—		2,876,252	—		3,040,159	1
Other income		1,066,001	—		688,325	—		3,492,533	1		2,618,607	—
Foreign exchange gain, net (Note 36)		2,571,011	1		1,150,993	1		2,326,899	—		759,385	—
Finance costs (Note 25)		(792,941)	—		(816,054)	—		(2,370,284)	—		(2,414,084)	—
Other gains and losses (Note 26)		1,235,770	1		(1,110,583)	—		21,375,777	3		1,109,450	—

Total non-operating income and expenses		5,005,695	2		949,406	1		27,701,177	4		5,113,517	1

INCOME BEFORE INCOME TAX		83,394,619	39		85,376,644	41		269,785,282	42		212,767,541	39

INCOME TAX EXPENSE (Notes 4 and 27)		8,077,319	4		9,076,017	4		36,071,170	5		28,969,205	5

NET INCOME		75,317,300	35		76,300,627	37		233,714,112	37		183,798,336	34

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 22 and 27)
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		13,245,566	6		3,410,878	1		7,597,640	1		3,190,117	1
Changes in fair value of available-for-sale financial assets		(3,622,659)	(1)		8,120	—		(20,455,403)	(3)		(438,481)	—
Share of other comprehensive income (loss) of associates and joint venture		(354,145)	—		(36,019)	—		239,665	—		(42,040)	—
Income tax benefit (expense) related to components of other comprehensive income that may be reclassified subsequently		15,553	—		(2,622)	—		(2,551)	—		(13,745)	—

Other comprehensive income (loss) for the period, net of income tax		9,284,315	5		3,380,357	1		(12,620,649)	(2)		2,695,851	1

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		$84,601,615	40		$79,680,984	38		$221,093,463	35		$186,494,187	35

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$75,329,224	35		$76,331,255	37		$233,736,649	37		$183,896,351	34
Noncontrolling interests		(11,924)	—		(30,628)	—		(22,537)	—		(98,015)	—

		$75,317,300	35		$76,300,627	37		$233,714,112	37		$183,798,336	34

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$84,613,016	40		$79,711,149	38		$221,125,549	35		$186,591,536	35
Noncontrolling interests		(11,401)	—		(30,165)	—		(32,086)	—		(97,349)	—

		$84,601,615	40		$79,680,984	38		$221,093,463	35		$186,494,187	35

	For the Three Months Ended September 30						For the Nine Months Ended September 30
	2015			2014			2015			2014
	Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 28)
Basic earnings per share	$		2.91	$		2.94	$		9.01	$		7.09

Diluted earnings per share	$		2.91	$		2.94	$		9.01	$		7.09

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock			Retained Earnings				Foreign Currency	Unrealized Gain/Loss from Available-
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total	Translation Reserve	for-sale Financial Assets	Cash Flow Hedges Reserve	Total	Total	Noncontrolling Interests	Total Equity

BALANCE, JANUARY 1, 2015	25,929,662	$259,296,624	$55,989,922	$151,250,682	$—	$553,261,982	$704,512,664	$4,502,113	$21,247,483	$(305)	$25,749,291	$1,045,548,501	$127,246	$1,045,675,747

Effect of retrospective application	—	—	—	—	—	652,610	652,610	—	—	—	—	652,610	(25)	652,585

ADJUSTED BALANCE, JANUARY 1, 2015	25,929,662	259,296,624	55,989,922	151,250,682	—	553,914,592	705,165,274	4,502,113	21,247,483	(305)	25,749,291	1,046,201,111	127,221	1,046,328,332

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	26,389,879	—	(26,389,879)	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$4.50 per share	—	—	—	—	—	(116,683,481)	(116,683,481)	—	—	—	—	(116,683,481)	—	(116,683,481)

Total	—	—	—	26,389,879	—	(143,073,360)	(116,683,481)	—	—	—	—	(116,683,481)	—	(116,683,481)

Net income for the nine months ended September 30, 2015	—	—	—	—	—	233,736,649	233,736,649	—	—	—	—	233,736,649	(22,537)	233,714,112

Other comprehensive income for the nine months ended September 30, 2015, net of income tax	—	—	—	—	—	—	—	7,507,537	(20,118,301)	(336)	(12,611,100)	(12,611,100)	(9,549)	(12,620,649)

Total comprehensive income for the nine months ended September 30, 2015	—	—	—	—	—	233,736,649	233,736,649	7,507,537	(20,118,301)	(336)	(12,611,100)	221,125,549	(32,086)	221,093,463

Issuance of stock from exercise of employee stock options	718	7,181	130,974	—	—	—	—	—	—	—	—	138,155	—	138,155

Disposal of investments accounted for using equity method	—	—	(26,537)	—	—	—	—	—	—	—	—	(26,537)	—	(26,537)

Adjustments to share of changes in equities of associates and joint venture	—	—	230,222	—	—	—	—	—	—	—	—	230,222	149	230,371

From share of changes in equities of subsidiaries	—	—	(25,853)	—	—	—	—	—	—	—	—	(25,853)	25,853	—

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(42,719)	(42,719)

Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	(42,640)	(42,640)

BALANCE, September 30, 2015	25,930,380	$259,303,805	$56,298,728	$177,640,561	$—	$644,577,881	$822,218,442	$12,009,650	$1,129,182	$(641)	$13,138,191	$1,150,959,166	$35,778	$1,150,994,944

BALANCE, JANUARY 1, 2014	25,928,617	$259,286,171	$55,858,626	$132,436,003	$2,785,741	$382,971,408	$518,193,152	$(7,140,362)	$21,310,781	$(113)	$14,170,306	$847,508,255	$266,830	$847,775,085

Effect of retrospective application	—	—	—	—	—	698,760	698,760	—	—	—	—	698,760	(121)	698,639

ADJUSTED BALANCE, JANUARY 1, 2014	25,928,617	259,286,171	55,858,626	132,436,003	2,785,741	383,670,168	518,891,912	(7,140,362)	21,310,781	(113)	14,170,306	848,207,015	266,709	848,473,724

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	18,814,679	—	(18,814,679)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(2,785,741)	2,785,741	—	—	—	—	—	—	—	—
Cash dividends to shareholders -NT$3.00 per share	—	—	—	—	—	(77,785,851)	(77,785,851)	—	—	—	—	(77,785,851)	—	(77,785,851)

Total	—	—	—	18,814,679	(2,785,741)	(93,814,789)	(77,785,851)	—	—	—	—	(77,785,851)	—	(77,785,851)

Net income for the nine months ended September 30, 2014	—	—	—	—	—	183,896,351	183,896,351	—	—	—	—	183,896,351	(98,015)	183,798,336

Other comprehensive income for the nine months ended September 30, 2014, net of income tax	—	—	—	—	—	—	—	3,150,962	(455,751)	(26)	2,695,185	2,695,185	666	2,695,851

Total comprehensive income for the nine months ended September 30, 2014	—	—	—	—	—	183,896,351	183,896,351	3,150,962	(455,751)	(26)	2,695,185	186,591,536	(97,349)	186,494,187

Issuance of stock from exercise of employee stock options	758	7,579	25,908	—	—	—	—	—	—	—	—	33,487	—	33,487

Disposal of investments accounted for using equity method	—	—	(2,273)	—	—	—	—	—	—	—	—	(2,273)	—	(2,273)

Adjustments to share of changes in equities of associates and joint venture	—	—	90,327	—	—	—	—	—	—	—	—	90,327	(45)	90,282

From share of changes in equities of subsidiaries	—	—	(27,789)	—	—	—	—	—	—	—	—	(27,789)	27,789	—

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(58,571)	(58,571)

BALANCE, September 30, 2014	25,929,375	$259,293,750	$55,944,799	$151,250,682	$—	$473,751,730	$625,002,412	$(3,989,400)	$20,855,030	$(139)	$16,865,491	$957,106,452	$138,533	$957,244,985

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2015	2014 (Adjusted)

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$269,785,282	$212,767,541
Adjustments for:
Depreciation expense	163,884,425	141,919,819
Amortization expense	2,365,320	1,914,239
Finance costs	2,370,284	2,414,084
Share of profits of associates and joint venture	(2,876,252)	(3,040,159)
Interest income	(2,875,858)	(1,974,366)
Loss (gain) on disposal of property, plant and equipment and intangible assets, net	49,503	(13,482)
Impairment loss on property, plant and equipment	2,317,424	239,864
Impairment loss on intangible assets	58,514	—
Impairment loss on financial assets	132,015	176,920
Gain on disposal of available-for-sale financial assets, net	(21,482,011)	(260,908)
Gain on disposal of financial assets carried at cost, net	(82,128)	(65,819)
Gain on disposal of investments accounted for using equity method	(2,305,323)	(2,028,643)
Loss from liquidation of subsidiaries	—	90
Realized gross profit on sales to associates	(735)	(13,442)
Loss on foreign exchange, net	2,492,659	1,200,859
Dividend income	(616,675)	(644,241)
Income from receipt of equity securities in settlement of trade receivables	—	(1,211)
Loss from hedging instruments	137,124	4,643,145
Loss (gain) arising from changes in fair value of available-for-sale financial assets in hedge effective portion	298,751	(4,163,555)
Gain from lease agreement modification	(428,388)	—
Changes in operating assets and liabilities:
Derivative financial instruments	(213,641)	678,501
Notes and accounts receivable, net	15,780,788	(42,349,537)
Receivables from related parties	(198,053)	(241,059)
Other receivables from related parties	51,115	4,897
Inventories	1,271,757	(27,842,096)
Other financial assets	1,049,004	(2,244,906)
Other current assets	925,665	137,831
Accounts payable	(3,106,992)	5,726,261
Payables to related parties	(363,369)	(397,779)
Salary and bonus payable	(145,796)	1,174,733
Accrued compensation/profit sharing to employees and bonus to directors and supervisors	(1,947,397)	220,924
Accrued expenses and other current liabilities	198,533	9,654,733
Provisions	(540,919)	73,286
Net defined benefit liability	43,749	37,175

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2015	2014 (Adjusted)

Cash generated from operations	$426,028,375	$297,703,699
Income taxes paid	(40,821,123)	(29,848,815)

Net cash generated by operating activities	385,207,252	267,854,884

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(3,628)	(91,405)
Financial assets carried at cost	(87,970)	(3,765)
Held-to-maturity financial assets	(19,301,111)	(1,396,723)
Property, plant and equipment	(172,993,344)	(236,115,030)
Intangible assets	(2,657,499)	(2,268,872)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	53,990,941	663,433
Held-to-maturity financial assets	13,900,000	3,200,000
Financial assets carried at cost	357,993	68,919
Investments accounted for using equity method	3,962,848	3,471,883
Property, plant and equipment	70,433	163,250
Cash received from other long-term receivables	—	83,840
Costs from entering into hedging transactions	(495,348)	(520,856)
Interest received	2,606,926	1,874,722
Other dividends received	616,675	644,241
Dividends received from investments accounted for using equity method	3,407,126	3,223,090
Refundable deposits paid	(267,994)	(49,868)
Refundable deposits refunded	227,253	73,851
Net cash inflow from disposal of subsidiary (Note 30)	601,047	—

Net cash used in investing activities	(116,065,652)	(226,979,290)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	(2,628,330)	20,610,319
Interest paid	(2,704,853)	(2,743,513)
Guarantee deposits received	557,639	13,213
Guarantee deposits refunded	(552,993)	(4,981)
Decrease in obligations under finance leases	(29,098)	(28,426)
Proceeds from exercise of employee stock options	33,891	33,487
Cash dividends	(116,683,481)	(77,785,851)
Decrease in noncontrolling interests	(42,719)	(58,571)

Net cash used in financing activities	(122,049,944)	(59,964,323)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2015	2014 (Adjusted)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$10,109,235	$2,277,600

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	157,200,891	(16,811,129)

CASH AND CASH EQUIVALENTS INCLUDED IN NONCURRENT ASSETS HELD FOR SALE, BEGINNING OF PERIOD	81,478	—

CASH AND CASH EQUIVALENT ON CONSOLIDATED BALANCE SHEET, BEGINNING OF PERIOD	358,449,029	242,695,447

CASH AND CASH EQUIVALENTS, END OF PERIOD	$515,731,398	$225,884,318

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 and 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities and operating segments information of TSMC and its subsidiaries (collectively as the “Company”) are described in Notes 4 and 37.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on November 10, 2015.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	Initial application of the amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of the International Financial Reporting Standards, International Accounting Standards (IASs), Interpretations of International Financial Reporting Standards (IFRIC), and Interpretations of IASs (SIC) (collectively, “IFRSs”) endorsed by the Financial Supervisory Commission (FSC) (collectively, “2013 Taiwan-IFRSs version”)

According to Rule No. 1030029342 and Rule No. 1030010325 issued by the FSC, the 2013 Taiwan-IFRSs version and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers should be adopted by the Company starting 2015.

The Company believes that as a result of the adoption of aforementioned 2013 Taiwan-IFRSs version and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the following items have impacted the Company’s consolidated financial statements.

1)	IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 for the Company’s annual consolidated financial statements are more extensive than in the previous standards.

2)	IFRS 13, “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only are extended by IFRS 13 to cover all assets and liabilities within its scope.

The measurement requirements of IFRS 13 shall be applied prospectively from January 1, 2015. Please refer to Note 31 for related disclosures.

3)	Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”

According to the amendments to IAS 1, the items of other comprehensive income will be grouped into two categories: (a) items that may not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. In addition, income tax on items of other comprehensive income is also required to be allocated on the same basis.

The items that may not be reclassified subsequently to profit or loss include actuarial gains or losses from defined benefit plans, the share of actuarial gains or losses from defined benefit plans of associates and joint venture as well as the related income tax on such items. Items that may be reclassified subsequently to profit or loss include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, cash flow hedges, the share of other comprehensive income of associates and joint venture as well as the related income tax on items of other comprehensive income.

4)	Amendments to IAS 19, “Employee Benefits”

The amendments to IAS 19 require the Company to calculate a “net interest” amount by applying the discount rate to the net defined benefit liability or asset to replace the interest cost and expected return on planned assets used in current IAS 19. In addition, the amendments eliminate the accounting treatment of either corridor approach or the immediate recognition of actuarial gains and losses to profit or loss when it incurs, and instead, require to recognize all actuarial gains and losses immediately through other comprehensive income. The past service cost, on the other hand, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendments also require a broader disclosure in defined benefit plans.

The impact on the current period is summarized as follows:

Impact on Assets, Liabilities and Equity	September 30, 2015

Increase in investments accounted for using equity method	$471
Increase in deferred income tax assets	2,060

Increase in assets	$2,531

Increase in net defined benefit liability	$17,169

Increase in liabilities	$17,169

Decrease in retained earnings	$(14,638)

Decrease in equity	$(14,638)

Impact on Total Comprehensive Income	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2015

Increase in cost of revenue	$(3,658)	$(11,021)
Increase in operating expense	(2,065)	(6,148)
Increase in share of profit of associate and joint venture	144	471
Decrease in income tax expense	686	2,060

Decrease in net income and other comprehensive income attributable to shareholders of the parent	$(4,893)	$(14,638)

The impact on the prior reporting periods is summarized as follows:

Impact on Assets, Liabilities and Equity	As Originally Stated	Adjustments Arising from Initial Application	Adjusted

December 31, 2014
Noncurrent assets held for sale	$945,356	$(1,148)	$944,208
Investments accounted for using equity method	28,251,002	4,735	28,255,737
Deferred income tax assets	5,227,128	(88,346)	5,138,782

Total effect on assets		$(84,759)

Liabilities directly associated with noncurrent assets held for sale	220,191	$(1,148)	219,043
Net defined benefit liability	7,303,978	(736,196)	6,567,782

Total effect on liabilities		$(737,344)

Retained earnings	704,512,664	$652,610	705,165,274
Noncontrolling interests	127,246	(25)	127,221

Total effect on equity		$652,585

September 30, 2014
Investments accounted for using the equity method	26,979,558	$5,607	26,985,165
Deferred income tax assets	5,033,530	(92,897)	4,940,633

Total effect on assets		$(87,290)

Net defined benefit liability	7,612,862	$(774,024)	6,838,838

Total effect on liabilities		$(774,024)

Retained earnings	624,315,567	$686,845	625,002,412
Noncontrolling interests	138,644	(111)	138,533

Total effect on equity		$686,734

(Continued)

Impact on Assets, Liabilities and Equity	As Originally Stated	Adjustments Arising from Initial Application	Adjusted

January 1, 2014
Investments accounted for using the equity method	$28,316,260	$4,981	$28,321,241
Deferred income tax assets	7,239,609	(94,605)	7,145,004

Total effect on assets		$(89,624)

Net defined benefit liability	7,589,926	$(788,263)	6,801,663

Total effect on liabilities		$(788,263)

Retained earnings	518,193,152	$698,760	518,891,912
Noncontrolling interests	266,830	(121)	266,709

Total effect on equity		$698,639

			(Concluded )

Impact on Total Comprehensive Income	As Originally Stated	Adjustments Arising from Initial Application	Adjusted

Three months ended September 30, 2014
Cost of revenue	$(103,468,164)	$(3,092)	$(103,471,256)
Operating expense	(21,141,080)	(1,654)	(21,142,734)
Share of the profit or loss of associates and joint ventures	1,036,527	198	1,036,725
Income tax expense	(9,076,586)	569	(9,076,017)

Impact on net income for the period		$(3,979)

Impact on net income attributable to:
Shareholders of the parent	$76,335,237	$(3,982)	$76,331,255
Noncontrolling interests	(30,631)	3	(30,628)

	$76,304,606	$(3,979)	$76,300,627

Impact on total comprehensive income attributable to:
Shareholders of the parent	$79,715,131	$(3,982)	$79,711,149
Noncontrolling interests	(30,168)	3	(30,165)

	$79,684,963	$(3,979)	$79,680,984

(Continued)

Impact on Total Comprehensive Income	As Originally Stated	Adjustments Arising from Initial Application	Adjusted

Nine months ended September 30, 2014
Cost of revenue	$(273,127,447)	$(9,278)	$(273,136,725)
Operating expense	(59,267,830)	(4,961)	(59,272,791)
Share of the profit or loss of associates and joint ventures	3,039,533	626	3,040,159
Income tax expense	(28,970,913)	1,708	(28,969,205)

Impact on net income for the period		$(11,905)

Impact on net income attributable to:
Shareholders of the parent	$183,908,266	$(11,915)	$183,896,351
Noncontrolling interests	(98,025)	10	(98,015)

	$183,810,241	$(11,905)	$183,798,336

Impact on total comprehensive income attributable to:
Shareholders of the parent	$186,603,451	$(11,915)	$186,591,536
Noncontrolling interests	(97,359)	10	(97,349)

	$186,506,092	$(11,905)	$186,494,187

(Concluded)

b.	The IFRSs issued by IASB but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the consolidated financial statements were issued, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)
Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012 - 2014 Cycle	January 1, 2016 (Note 2)
IFRS 9 Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosure	January 1, 2018
Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Prospectively applicable to transactions beginning on or after January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)
IFRS 15 Revenue from Contracts with Customers	January 1, 2018
Amendment to IAS 1 Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendment to IAS 19 Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 27 Equity Method in Separate Financial Statements	January 1, 2016
Amendment to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

(Concluded)

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.
Note 2:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following, the initial application of the above new standards and interpretations has not had any material impact on the Company’s accounting policies:

1)	IFRS 9, “Financial Instruments”

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the debt instruments invested by the Company, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)	If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

b)	If the objective of the Company’s business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and financial assets mandatorily measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the Company should measure the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses. The Company should always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables.

The main change in IFRS 9 is the increase of the eligibility of hedge accounting. It allows reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting. A fundamental difference to IAS 39 is that IFRS 9 (a) increases the scope of hedged items eligible for hedge accounting. For example, the risk components of non-financial items may be designated as hedging accounting; (b) revises a new way to account for the gain or loss recognition arising from hedging derivative financial instruments, which results in a less volatility in profit or loss; and (c) is necessary for there to be an economic relationship between the hedged item and hedging instrument instead of performing the retrospective hedge effectiveness testing.

2)	IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contracts; and

•	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

3)	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is only required to disclose the recoverable amount in the period of impairment accrual or reversal. Moreover, if the recoverable amount of impaired assets is based on fair value less costs of disposal, the Company should also disclose the discount rate used. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2014.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under Taiwan-IFRSs.

Basis of Consolidation

The basis for the consolidated financial statements

The basis for the consolidated financial statements applied in these consolidated financial statements is consistent with those applied in the consolidated financial statements for the year ended December 31, 2014.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		September 30, 2015	December 31, 2014	September 30, 2014	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	100%	a	)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	100%	a	)
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	100%	a	)
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a	)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a	)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a	)
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	99.5%	99.5%	99.5%	a	)
	TSMC Solid State Lighting Ltd. (TSMC SSL)	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	Hsin-Chu, Taiwan	—	92%	92%	b	)

(Continued)

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		September 30, 2015	December 31, 2014	September 30, 2014	Note

TSMC	TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	99%	99%	99%	TSMC and TSMC GN aggregately have a 99.8% controlling interest of in TSMC Solar. c)
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	100%	100%	100%	a)
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	New Taipei, Taiwan	58%	58%	58%	a)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	a)
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	100%	100%	a)
TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	Selling and marketing of solar related products	Delaware, U.S.A.	100%	100%	100%	a), c)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	Investing in solar related business	Amsterdam, the Netherlands	—	100%	100%	a), d)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	—	—	a), c), d)
TSMC Solar Europe	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	—	100%	100%	a), d)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not reviewed by the Company’s independent accountants.
Note b:	TSMC and TSMC GN aggregately had a controlling interest of 94% in TSMC SSL as of December 31, 2014 and September 30, 2014. TSMC and TSMC GN completed the disposal of TSMC SSL in February 2015. Please refer to Note 30.
Note c:	In August 2015, TSMC Solar ceased its manufacturing operations. In November 2015, the Board of Directors of TSMC approved that TSMC Solar will be incorporated into TSMC.
Note d:	To simplify overseas investments structure, in the second quarter of 2014, the Board of Directors of TSMC Solar approved to file for the liquidation of TSMC Solar Europe. The liquidation procedure was completed in the second quarter of 2015 and TSMC Solar Europe GmbH, the 100% owned subsidiary of TSMC Solar Europe, is held directly by TSMC Solar.

Retirement Benefits

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the Projected Unit Credit Method. Service cost (including current service cost), and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2014.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2015	December 31, 2014	September 30, 2014

Cash and deposits in banks	$510,693,940	$352,761,240	$222,381,793
Repurchase agreements collateralized by corporate bonds	3,961,517	3,920,562	2,680,979
Repurchase agreements collateralized by government bonds	576,463	158,722	321,802
Repurchase agreements collateralized by short-term commercial paper	499,478	449,180	—
Commercial paper	—	1,159,325	499,744

	$515,731,398	$358,449,029	$225,884,318

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2015	December 31, 2014	September 30, 2014

Derivative financial assets

Forward exchange contracts	$73,638	$73,117	$31,324
Cross currency swap contracts	25,197	118,928	37,840

	$98,835	$192,045	$69,164

Derivative financial liabilities

Forward exchange contracts	$179,363	$126,607	$77,315
Cross currency swap contracts	—	359,607	613,747

	$179,363	$486,214	$691,062

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

September 30, 2015

Sell EUR/Buy US$	October 2015	EUR3,400/US$3,810
Sell NT$/Buy US$	October 2015	NT$1,828,624/US$56,000
Sell US$/Buy EUR	October 2015	US$25,692/EUR23,000
Sell US$/Buy NT$	October 2015 to November 2015	US$845,000/NT$27,667,518
Sell US$/Buy RMB	October 2015 to November 2015	US$188,000/RMB1,199,447

December 31, 2014

Sell EUR/Buy US$	January 2015	EUR4,550/US$5,561
Sell NT$/Buy US$	January 2015	NT$1,632,401/US$51,900
Sell US$/Buy EUR	January 2015	US$29,450/EUR24,100
Sell US$/Buy JPY	January 2015	US$226,003/JPY27,150,983
Sell US$/Buy NT$	January 2015	US$170,000/NT$5,276,500
Sell US$/Buy RMB	January 2015	US$181,000/RMB1,129,243

September 30, 2014

Sell EUR/Buy US$	October 2014	EUR3,580/US$4,568
Sell NT$/Buy JPY	October 2014	NT$55,560/JPY200,000
Sell NT$/Buy US$	October 2014	NT$1,613,044/US$53,600
Sell US$/Buy EUR	October 2014	US$20,060/EUR15,800
Sell US$/Buy JPY	October 2014	US$291,612/JPY31,673,300
Sell US$/Buy NT$	October 2014	US$90,000/NT$2,713,420
Sell US$/Buy RMB	October 2014 to November 2014	US$152,000/RMB936,402

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

September 30, 2015

October 2015	NT$3,216,025/US$98,500	—	0.18%

December 31, 2014

January 2015	NT$2,511,905/US$80,080	—	0.05%-0.13%
January 2015	US$1,460,000/NT$45,974,755	0.16%-1.92%	—

September 30, 2014

October 2014	NT$2,947,561/US$98,080	—	0.20%-0.33%
October 2014 to November 2014	US$1,800,000/NT$54,200,290	0.19%-1.91%	—

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30, 2015	December 31, 2014	September 30, 2014

Publicly traded stocks	$1,597,196	$73,797,085	$64,390,960
Money market funds	406	391	377

	$1,597,602	$73,797,476	$64,391,337

In the second quarter of 2014, the Company reclassified some publicly traded stocks from non-current asset to current asset since the lock-up period ended within a year.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30, 2015	December 31, 2014	September 30, 2014

Corporate bonds/Bank debentures	$7,539,404	$—	$—
Commercial paper	2,393,956	4,485,593	—

	$9,933,360	$4,485,593	$—

Current portion	$7,362,003	$4,485,593	$—
Noncurrent portion	2,571,357	—	—

	$9,933,360	$4,485,593	$—

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	September 30, 2015	December 31, 2014	September 30, 2014

Financial assets- current

Fair value hedges
Stock forward contracts	$96,153	$—	$—

Financial liabilities- current

Fair value hedges
Stock forward contracts	$—	$16,364,241	$9,769,897

Financial liabilities- noncurrent

Fair value hedges
Stock forward contracts	$—	$—	$5,821

The Company’s investments in publicly traded stocks are exposed to the risk of market price fluctuations. Accordingly, the Company entered into stock forward contracts to sell shares at a contracted price determined by specific percentage of the spot price on the trade date in a specific future period in order to hedge the fair value risk caused by changes in equity prices.

The outstanding stock forward contracts consisted of the following:

	September 30, 2015		December 31, 2014		September 30, 2014

Contract amount (US$ in thousands)		$814,135		$56,172,570		$53,962,363
	(US$	24,741)	(US$	1,771,000)	(US$	1,771,000)

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2015	December 31, 2014	September 30, 2014

Notes and accounts receivable	$97,115,658	$115,221,473	$114,486,051
Allowance for doubtful receivables	(504,026)	(486,730)	(486,618)

Notes and accounts receivable, net	$96,611,632	$114,734,743	$113,999,433

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable.

Aging analysis of notes and accounts receivable, net

	September 30, 2015	December 31, 2014	September 30, 2014

Neither past due nor impaired	$87,742,721	$102,692,871	$103,429,104
Past due but not impaired
Past due within 30 days	8,585,713	12,041,872	10,570,329
Past due 31-60 days	283,198	—	—

	$96,611,632	$114,734,743	$113,999,433

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2015	$8,093	$478,637	$486,730
Provision	28,593	20,670	49,263
Reversal	—	(32,832)	(32,832)
Effect of exchange rate changes	775	90	865

Balance at September 30, 2015	$37,461	$466,565	$504,026

(Continued)

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2014	$8,058	$478,530	$486,588
Provision	—	22,071	22,071
Reversal	(284)	(21,787)	(22,071)
Effect of exchange rate changes	—	30	30

Balance at September 30, 2014	$7,774	$478,844	$486,618

(Concluded)

Aging analysis of accounts receivable that is individually determined as impaired

	September 30, 2015	December 31, 2014	September 30, 2014

Not past due	$1,136	$—	$—
Past due 1-30 days	3,327	—	—
Past due 31-60 days	4,207	—	—
Past due 61-120 days	3,264	—	—
Past due over 121 days	25,527	8,093	7,774

	$37,461	$8,093	$7,774

12.	INVENTORIES

	September 30, 2015	December 31, 2014	September 30, 2014

Finished goods	$10,138,370	$9,972,024	$5,043,513
Work in process	49,216,582	51,027,892	55,142,160
Raw materials	3,422,366	3,222,523	3,160,203
Supplies and spare parts	2,288,896	2,115,532	1,991,113

	$65,066,214	$66,337,971	$65,336,989

Write-down of inventories to net realizable value was included in the cost of revenue, which were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Inventory losses	$97,971	$691,557	$1,465,692	$2,215,165

13.	FINANCIAL ASSETS CARRIED AT COST

	September 30, 2015	December 31, 2014	September 30, 2014

Non-publicly traded stocks	$1,215,789	$1,606,659	$1,678,365
Mutual funds	291,960	193,883	187,643

	$1,507,749	$1,800,542	$1,866,008

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The common stock of Alchip Technologies, Ltd. was listed on the Taiwan Stock Exchange Corporation in October 2014. Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	September 30, 2015	December 31, 2014	September 30, 2014

Associates	$23,585,244	$24,968,071	$23,805,190
Joint venture	3,350,741	3,287,666	3,179,975

	$26,935,985	$28,255,737	$26,985,165

a.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	September 30, 2015	December 31, 2014	September 30, 2014	September 30, 2015	December 31, 2014	September 30, 2014

Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	$8,201,681	$10,105,485	$9,642,010	28%	33%	33%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	8,961,566	8,296,955	7,606,755	39%	39%	39%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	New Taipei, Taiwan	3,102,751	3,408,945	3,571,283	18%	20%	20%
Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	2,240,223	2,053,982	1,932,853	35%	40%	40%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,079,023	1,102,704	1,052,289	35%	35%	35%

			$23,585,244	$24,968,071	$23,805,190

In March 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Consequently, TSMC’s percentage of ownership over Xintec was diluted to approximately 35.4%. In April 2015, TSMC sold 2,172 thousand common shares of Xintec and recognized a disposal gain of NT$43,017 thousand in the second quarter of 2015. After the sale, TSMC owned approximately 34.6% of the equity interest in Xintec.

In both of the second quarters of 2015 and 2014, the Company sold 82,000 thousand common shares of VIS and respectively recognized a disposal gain of NT$2,263,539 thousand and NT$2,028,643 thousand. After the sale, the Company owned approximately 28.3% and 33.7% of the equity interest in VIS.

In June 2015, Motech merged with Tpcell Solar International Co., Ltd (TSi) with exchange of shares. As a result, the Company’s percentage of ownership over Motech decreased to 18.0%. Motech continues to be accounted for using equity method as the Company still retains significant influence over Motech.

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follow. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	September 30, 2015	December 31, 2014	September 30, 2014

VIS	$17,315,536	$28,567,489	$24,361,568

Motech	$3,179,890	$4,242,769	$3,525,435

GUC	$2,712,565	$4,327,965	$4,267,270

Xintec	$3,256,518

b.	Investments in joint venture

Joint venture consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Joint Venture	Principal Activities	Incorporation and Operation	September 30, 2015	December 31, 2014	September 30, 2014	September 30, 2015	December 31, 2014	September 30, 2014

VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	$3,350,741	$3,287,666	$3,179,975	49%	49%	49%

In August 2015, the Board of Directors of TSMC approved the acquisition of OmniVision Technologies, Inc.’s (“OVT’s”) 49.1% ownership in VisEra Holding and 100% ownership in Taiwan OmniVision Investment Holding Co. Inc., at an amount not more than US$126 million. The acquisition of shares is pending upon the regulatory approval from related governments.

15.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2015	$4,036,785	$269,163,850	$1,754,170,227	$27,960,835	$841,154	$109,334,736	$2,165,507,587
Additions	—	24,150,678	123,991,559	2,406,587	—	28,365,554	178,914,378
Disposals or retirements	—	(6,180)	(1,908,608)	(880,917)	—	—	(2,795,705)
Lease agreement modification	—	—	—	—	(820,963)	—	(820,963)
Effect of exchange rate changes	30,892	471,030	2,593,902	53,458	(13,076)	26,861	3,163,067

Balance at September 30, 2015	$4,067,677	$293,779,378	$1,878,847,080	$29,539,963	$7,115	$137,727,151	$2,343,968,364

Accumulated depreciation and impairment

Balance at January 1, 2015	$459,140	$141,245,913	$1,188,388,402	$16,767,934	$447,397	$—	$1,347,308,786
Additions	21,494	11,968,771	149,087,602	2,781,445	25,113	—	163,884,425
Disposals or retirements	—	(5,313)	(1,832,675)	(836,801)	—	—	(2,674,789)
Lease agreement modification	—	—	—	—	(458,612)	—	(458,612)
Impairment	—	278,057	2,028,627	10,740	—	—	2,317,424
Effect of exchange rate changes	18,215	380,506	2,339,517	34,566	(6,783)	—	2,766,021

Balance at September 30, 2015	$498,849	$153,867,934	$1,340,011,473	$18,757,884	$7,115	$—	$1,513,143,255

Carrying amounts at January 1, 2015	$3,577,645	$127,917,937	$565,781,825	$11,192,901	$393,757	$109,334,736	$818,198,801

Carrying amounts at September 30, 2015	$3,568,828	$139,911,444	$538,835,607	$10,782,079	$—	$137,727,151	$830,825,109

Cost

Balance at January 1, 2014	$3,986,909	$229,182,736	$1,413,919,794	$22,062,032	$804,430	$272,173,793	$1,942,129,694
Additions	—	36,959,513	315,209,803	5,289,730	—	(183,863,766)	173,595,280
Disposals or retirements	—	(1,140)	(978,661)	(576,042)	—	—	(1,555,843)
Reclassification	—	(1,996)	1,996	—	—	—	—
Effect of exchange rate changes	17,423	373,621	1,403,525	35,457	12,041	13,347	1,855,414

Balance at September 30, 2014	$4,004,332	$266,512,734	$1,729,556,457	$26,811,177	$816,471	$88,323,374	$2,116,024,545

Accumulated depreciation and impairment

Balance at January 1, 2014	$404,192	$125,234,166	$1,009,213,689	$14,225,771	$385,963	—	$1,149,463,781
Additions	20,608	11,526,796	128,094,234	2,246,814	31,367	—	141,919,819
Disposals or retirements	—	(418)	(884,428)	(575,946)	—	—	(1,460,792)
Impairment	—	—	239,864	—	—	—	239,864
Reclassification	—	(532)	532	—	—	—	—
Effect of exchange rate changes	9,325	261,933	1,239,751	34,697	6,288	—	1,551,994

Balance at September 30, 2014	$434,125	$137,021,945	$1,137,903,642	$15,931,336	$423,618	$—	$1,291,714,666

Carrying amounts at September 30, 2014	$3,570,207	$129,490,789	$591,652,815	$10,879,841	$392,853	$88,323,374	824,309,879

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In August 2015, TSMC Solar ceased its manufacturing operations. The Company recognized an impairment loss of NT$2,286,016 thousand since the carrying amounts of some of machinery and equipment, office equipment and mechanical and electrical power equipment were expected to be unrecoverable. Such impairment loss was included in other operating income and expenses for the nine months ended September 30, 2015.

In the second quarter of 2014, the Company recognized impairment losses of NT$239,864 thousand under other operating segments since the carrying amount of some of machinery and equipment was expected to be unrecoverable. Such impairment losses were included in other operating income and expenses for the six months ended June 30, 2014.

The Company had a building lease agreement with leasing terms from December 2003 to November 2018 and such lease was accounted for as a finance lease. In August 2015, the lease was determined to be an operating lease due to a modification on lease conditions; as such, the Company recognized a gain of NT$428,388 thousand from the modification. Such gain was included in other operating income and expenses for the nine months ended September 30, 2015.

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2015	$5,888,813	$6,350,253	$18,697,098	$4,292,555	$35,228,719
Additions	—	1,068,240	416,977	440,090	1,925,307
Retirements	—	—	(100,272)	—	(100,272)
Effect of exchange rate changes	161,845	(6,542)	2,281	1,753	159,337

Balance at September 30, 2015	$6,050,658	$7,411,951	$19,016,084	$4,734,398	$37,213,091

Accumulated amortization

Balance at January 1, 2015	$—	$3,778,912	$14,861,146	$3,057,151	$21,697,209
Additions	—	693,671	1,245,215	426,434	2,365,320
Retirements	—	—	(100,272)	—	(100,272)
Impairment	—	58,130	384	—	58,514
Effect of exchange rate changes	—	(6,542)	2,073	497	(3,972)

Balance at September 30, 2015	$—	$4,524,171	$16,008,546	$3,484,082	$24,016,799

Carrying amounts at January 1, 2015	$5,888,813	$2,571,341	$3,835,952	$1,235,404	$13,531,510

Carrying amounts at September 30, 2015	$6,050,658	$2,887,780	$3,007,538	$1,250,316	$13,196,292

Cost

Balance at January 1, 2014	$5,627,517	$4,444,828	$17,086,805	$3,729,396	$30,888,546
Additions	—	875,891	711,811	685,382	2,273,084
Retirements	—	—	(51,405)	—	(51,405)
Effect of exchange rate changes	91,276	(1,491)	2,019	2,003	93,807

Balance at September 30, 2014	$5,718,793	$5,319,228	$17,749,230	$4,416,781	$33,204,032

Accumulated amortization

Balance at January 1, 2014	$—	$3,341,667	$13,439,135	$2,617,361	$19,398,163
Additions	—	314,529	1,102,788	496,922	1,914,239
Retirements	—	—	(51,405)	—	(51,405)
Effect of exchange rate changes	—	(1,491)	1,879	398	786

Balance at September 30, 2014	$—	$3,654,705	$14,492,397	$3,114,681	$21,261,783

Carrying amounts at September 30, 2014	$5,718,793	$1,664,523	$3,256,833	$1,302,100	$11,942,249

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.40% and 8.50% in its test of impairment as of December 31, 2014 and 2013, respectively, to reflect the relevant specific risk in the cash-generating unit.

In August 2015, TSMC Solar ceased its manufacturing operation and the Company recognized an impairment loss of NT$58,514 thousand since the carrying amounts of technology license fees, software and system design costs were expected to be unrecoverable. Such impairment loss was included in other operating income and expenses for the nine months ended September 30, 2015.

17.	OTHER ASSETS

	September 30, 2015	December 31, 2014	September 30, 2014

Tax receivable	$1,671,508	$2,187,136	$1,787,749
Prepaid expenses	1,079,711	1,399,810	1,070,833
Long-term receivable	369,500	385,700	537,880
Others	1,100,518	885,470	741,604

	$4,221,237	$4,858,116	$4,138,066

Current portion	$2,844,481	$3,656,110	$2,864,405
Noncurrent portion	1,376,756	1,202,006	1,273,661

	$4,221,237	$4,858,116	$4,138,066

18.	SHORT-TERM LOANS

	September 30, 2015	December 31, 2014	September 30, 2014

Unsecured loans Amount	$33,564,120	$36,158,520	$35,883,358

Original loan content
US$ (in thousands)	$1,020,000	$1,140,000	$1,147,400
EUR (in thousands)	—	—	24,000
Annual interest rate	0.38%-0.47%	0.38%-0.50%	0.35%-0.51%
Maturity date	Due in October 2015	Due in January 2015	Due by November 2014

19.	PROVISIONS

	September 30, 2015	December 31, 2014	September 30, 2014

Sales returns and allowances	$9,898,270	$10,445,452	$7,677,524
Warranties	46,805	19,828	16,148

	$9,945,075	$10,465,280	$7,693,672

Current portion	$9,898,270	$10,445,452	$7,677,524
Noncurrent portion (classified under other noncurrent liabilities)	46,805	19,828	16,148

	$9,945,075	$10,465,280	$7,693,672

	Sales Returns and Allowances	Warranties	Total

Nine months ended September 30, 2015

Balance, beginning of period	$10,445,452	$19,828	$10,465,280
Provision	11,957,512	39,353	11,996,865
Payment	(12,526,015)	(11,769)	(12,537,784)
Effect of exchange rate changes	21,321	(607)	20,714

Balance, end of period	$9,898,270	$46,805	$9,945,075

Nine months ended September 30, 2014

Balance, beginning of period	$7,603,781	$10,452	$7,614,233
Provision	5,747,340	7,416	5,754,756
Payment	(5,680,243)	(1,227)	(5,681,470)
Effect of exchange rate changes	6,646	(493)	6,153

Balance, end of period	$7,677,524	$16,148	$7,693,672

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same period of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The estimate has been made on the basis of historical warranty trends of business and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality.

20.	BONDS PAYABLE

	September 30, 2015	December 31, 2014	September 30, 2014

Domestic unsecured bonds	$166,200,000	$166,200,000	$166,200,000
Overseas unsecured bonds	49,359,000	47,577,000	45,705,000

	215,559,000	213,777,000	211,905,000
Less: Discounts on bonds payable	(77,315)	(103,182)	(108,195)
Less: Current portion	(23,510,931)	—	—

	$191,970,754	$213,673,818	$211,796,805

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

April 2013 to April 2016	$350,000	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150,000	1.625%	The same as above

21.	GUARANTEE DEPOSITS

	September 30, 2015	December 31, 2014	September 30, 2014

Capacity guarantee	$28,792,750	$30,132,100	$—
Others	173,834	164,075	160,419

	$28,966,584	$30,296,175	$160,419

Current portion (classified under accrued expenses and other current liabilities)	$5,758,550	$4,757,700	$—
Noncurrent portion	23,208,034	25,538,475	160,419

	$28,966,584	$30,296,175	$160,419

Starting from the second quarter of 2015, some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

22.	EQUITY

a.	Capital stock

	September 30, 2015	December 31, 2014	September 30, 2014

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,930,380	25,929,662	25,929,375

Issued capital	$259,303,805	$259,296,624	$259,293,750

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of September 30, 2015, 1,072,645 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,363,225 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	September 30, 2015	December 31, 2014	September 30, 2014

Additional paid-in capital	$24,184,939	$24,053,965	$24,043,271
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From share of changes in equities of subsidiaries	78,482	104,335	73,038
From share of changes in equities of associates and joint venture	337,895	134,210	131,078
Donations	55	55	55

	$56,298,728	$55,989,922	$55,944,799

Under the Company Law, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds, the surplus from treasury stock transactions and the differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries may be used to offset a deficit.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

4)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. Accordingly, the Company expects to make amendments to the Company’s Articles of Incorporation to be approved during the 2016 annual shareholders’ meeting. For information about the accrual basis of employees’ compensation or profit sharing to employees and bonus to directors for the three months ended September 30, 2015 and 2014, and the nine months ended September 30, 2015 and 2014, and the actual appropriations for the years ended December 31, 2014 and 2013, please refer to Employee benefits expense in Note 29.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2014 and 2013 earnings have been approved by TSMC’s shareholders in its meeting held on June 9, 2015 and on June 24, 2014, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2014	Year 2013	Year 2014	Year 2013

Legal capital reserve	$26,389,879	$18,814,679
Special capital reserve	—	(2,785,741)
Cash dividends to shareholders	116,683,481	77,785,851	$4.50	$3.00

	$143,073,360	$93,814,789

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Nine Months Ended September 30, 2015
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of period	$4,502,113	$21,247,483	$(305)	$25,749,291
Exchange differences arising on translation of foreign operations	8,955,736	—	—	8,955,736
Changes in fair value of available-for-sale financial assets	—	(322,039)	—	(322,039)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(1,358,840)	(20,123,082)	—	(21,481,922)
Share of other comprehensive income of associates and joint venture	(93,715)	327,320	(347)	233,258
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	4,356	2,051	11	6,418
Income tax effect	—	(2,551)	—	(2,551)

Balance, end of period	$12,009,650	$1,129,182	$(641)	$13,138,191

	Nine Months Ended September 30, 2014
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of period	$(7,140,362)	$21,310,781	$(113)	$14,170,306
Exchange differences arising on translation of foreign operations	3,189,480	—	—	3,189,480
Other comprehensive income/losses reclassified to profit or loss upon disposal of subsidiaries	84	—	—	84
Changes in fair value of available-for-sale financial assets	—	(178,550)	—	(178,550)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(260,050)	—	(260,050)
Share of other comprehensive income of associates and joint venture	(41,619)	(486)	(26)	(42,131)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	3,017	(2,920)	—	97
Income tax effect	—	(13,745)	—	(13,745)

Balance, end of period	$(3,989,400)	$20,855,030	$(139)	$16,865,491

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to TSMC’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income, excluding the amounts recognized in profit or loss for the effective portion from changes in fair value of the hedging instruments. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gains or losses arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

e.	Noncontrolling interests

	Nine Months Ended September 30
	2015	2014
Balance, beginning of period	$127,221	$266,709
Share of noncontrolling interests
Net loss	(22,537)	(98,015)
Exchange differences arising on translation of foreign operations	744	547
Other comprehensive income/losses reclassified to profit or loss upon disposal of subsidiaries	—	6
Changes in fair value of available-for-sale financial assets	(10,193)	977
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(89)	(858)
Share of other comprehensive income of associates and joint venture	(14)	(6)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	3	—
Adjustments to share of changes in equities of associates and joint venture	149	(45)
From share of changes in equities of subsidiaries	25,853	27,789
Decrease in noncontrolling interests	(42,719)	(58,571)
Effect of disposal of subsidiary	(42,640)	—

Balance, end of period	$35,778	$138,533

23.	SHARE-BASED PAYMENT

The Company did not issue employee stock option plans for nine months ended September 30, 2015 and 2014. TSMC elected to take the optional exemption for its issued employee stock options from applying IFRS 2 “Share-based Payment.” The related information is as follows:

	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)
Nine months ended September 30, 2015
Balance, beginning of period	718	$47.2
Options exercised	(718)	47.2

Balance, end of period	—	—

Balance exercisable, end of period	—	—

Nine months ended September 30, 2014
Balance, beginning of period	1,763	$45.9
Options exercised	(758)	44.2

Balance, end of period	1,005	47.2

Balance exercisable, end of period	1,005	47.2

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

The employee stock options have been fully exercised in the second quarter of 2015.

Information about TSMC’s outstanding stock options was as follows:

December 31, 2014		September 30, 2014
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)	Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)
$47.2	0.4	$47.2	0.6

24.	NET REVENUE

The analysis of the Company’s net revenue was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Net revenue from sale of goods	$212,380,151	$208,916,301	$639,586,536	$539,796,082
Net revenue from royalties	124,758	133,433	392,269	489,308

	$212,504,909	$209,049,734	$639,978,805	$540,285,390

25.	FINANCE COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Interest expense
Corporate bonds	$780,506	$768,796	$2,318,841	$2,308,899
Bank loans	10,657	42,285	39,615	90,292
Finance leases	1,693	4,871	11,622	14,681
Others	85	102	206	212

	$792,941	$816,054	$2,370,284	$2,414,084

26.	OTHER GAINS AND LOSSES

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Gain on disposal of financial assets, net
Available-for-sale financial assets	$3,839,644	$126,888	$21,482,011	$260,908
Financial assets carried at cost	11,531	13,125	82,128	65,819
Gain on disposal of investments accounted for using equity method	—	—	2,305,323	2,028,643
Loss on disposal of subsidiary	—	(90)	—	(90)
Other gains	37,358	55,558	64,767	170,082
Net loss on financial instruments at FVTPL
Held for trading	(2,423,547)	(1,159,262)	(1,862,869)	(604,424)
Impairment loss of financial assets
Financial assets carried at cost	(132,015)	(176,920)	(132,015)	(176,920)
Fair value hedges
Gain/Loss from hedging instruments	600,181	(4,053,902)	(137,124)	(4,643,145)
Gain/Loss arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(597,942)	4,085,446	(298,751)	4,163,555
Other losses	(99,440)	(1,426)	(127,693)	(154,978)

	$1,235,770	$(1,110,583)	$21,375,777	$1,109,450

27.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Current income tax expense
Current tax expense recognized in the current period	$8,557,492	$9,012,932	$37,422,822	$26,135,926
Income tax adjustments on prior years	(185,523)	—	(979,196)	404,566
Other income tax adjustments	71,371	48,759	220,883	186,926

	8,443,340	9,061,691	36,664,509	26,727,418

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Deferred income tax expense (benefit)
Temporary differences	$(479,457)	$(186,145)	$(893,655)	$(241,332)
Investment tax credits and loss carryforward	113,436	200,471	300,316	2,483,119

	(366,021)	14,326	(593,339)	2,241,787

Income tax expense recognized in profit or loss	$8,077,319	$9,076,017	$36,071,170	$28,969,205

(Concluded)

b.	Income tax expense recognized in other comprehensive income

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Deferred income tax benefit (expense)
Related to unrealized gain/loss on available-for-sale financial assets	$15,553	$(2,622)	$(2,551)	$(13,745)

c.	Integrated income tax information

	September 30, 2015	December 31, 2014	September 30, 2014

Balance of the Imputation
Credit Account - TSMC	$45,850,793	$35,353,150	$28,263,046

The estimated creditable ratio for distribution of TSMC’s earnings of 2014 was 11.13%; however, effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China will be half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law.

The actual creditable ratio for distribution of TSMC’s earnings of 2013 was 9.78%, which is calculated based on the Rule No.10204562810 issued by the Ministry of Finance to include the adjustments to retained earnings from the effect of transition to Taiwan-IFRSs in the accumulated unappropriated earnings in the year of first-time adoption of Taiwan-IFRSs.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

d.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2012. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

28.	EARNINGS PER SHARE

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Basic EPS	$2.91	$2.94	$9.01	$7.09

Diluted EPS	$2.91	$2.94	$9.01	$7.09

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended September 30, 2015

Basic/Diluted EPS
Net income available to common shareholders of the parent	$75,329,224	25,930,380	$2.91

Three months ended September 30, 2014

Basic EPS
Net income available to common shareholders of the parent	$76,331,255	25,929,375	$2.94

Effect of dilutive potential common shares	—	627

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$76,331,255	25,930,002	$2.94

Nine months ended September 30, 2015

Basic EPS
Net income available to common shareholders of the parent	$233,736,649	25,930,257	$9.01

Effect of dilutive potential common shares	—	123

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$233,736,649	25,930,380	$9.01

(Continued)

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Nine months ended September 30, 2014

Basic EPS
Net income available to common shareholders of the parent	$183,896,351	25,929,186	$7.09

Effect of dilutive potential common shares	—	796

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$183,896,351	25,929,982	$7.09

(Concluded)

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, employees’ compensation or profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of employees’ compensation or profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares at the end of the reporting period. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until employees’ compensation or profit sharing to employees to be settled in the form of common stocks are approved in the following year.

29.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

a. Depreciation of property, plant and equipment

Recognized in cost of revenue	$51,504,491	$52,193,345	$152,693,473	$131,455,586
Recognized in operating expenses	3,828,916	3,381,809	11,172,287	10,445,568
Recognized in other operating income and expenses	6,222	6,222	18,665	18,665

	$55,339,629	$55,581,376	$163,884,425	$141,919,819

b. Amortization of intangible assets

Recognized in cost of revenue	$412,698	$346,780	$1,224,540	$1,000,578
Recognized in operating expenses	396,315	304,411	1,140,780	913,661

	$809,013	$651,191	$2,365,320	$1,914,239

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

c. Research and development costs expensed as incurred	$16,486,365	$15,207,282	$49,880,041	$40,885,511

d. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$518,259	$450,150	$1,495,832	$1,293,418
Defined benefit plans	73,858	76,418	221,577	229,292

	592,117	526,568	1,717,409	1,522,710
Other employee benefits	22,230,481	21,480,613	67,394,111	57,336,620

	$22,822,598	$22,007,181	$69,111,520	$58,859,330

Employee benefits expense summarized by function
Recognized in cost of revenue	$13,276,664	$12,975,880	$40,147,247	$34,980,201
Recognized in operating expenses	9,545,934	9,031,301	28,964,273	23,879,129

	$22,822,598	$22,007,181	$69,111,520	$58,859,330

Under the Company Act as amended in May 2015, the Company’s Articles of Incorporation should stipulate a fixed amount or ratio of annual profit to be distributed as employees’ compensation. The Company expects to make amendments to the Company’s Articles of Incorporation to be approved during the 2016 annual shareholders’ meeting.

TSMC accrued employees’ compensation based on a percentage of net income before income tax, employees’ compensation and bonuses to members of the Board of Directors during the period, which amounted to NT$5,051,196 thousand for the three months ended September 30, 2015, and NT$15,672,486 thousand for the nine months ended September 30, 2015. TSMC accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$5,104,785 thousand for the three months ended September 30, 2014, and NT$12,297,732 thousand for the nine months ended September 30, 2014. Bonuses to members of the Board of Directors were expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

TSMC’s profit sharing to employees and bonus to directors in the amounts of NT$17,645,966 thousand and NT$406,854 thousand in cash for 2014, respectively, and profit sharing to employees and bonus to directors in the amounts of NT$12,634,665 thousand and NT$104,136 thousand in cash for 2013, respectively, had been approved by the shareholders in its meeting held on June 9, 2015 and June 24, 2014, respectively. The aforementioned approved amount has no difference with the one approved by the Board of Directors in its meetings held on February 10, 2015 and February 18, 2014 and the same amount had been charged against earnings of 2014 and 2013, respectively.

The information about the appropriations of TSMC’s profit sharing to employees and bonus to members of the Board of Directors is available at the Market Observation Post System website.

30.	DISPOSAL OF SUBSIDIARY

In January 2015, the Board of Directors of TSMC approved a sale of TSMC SSL common shares of 565,480 thousand held by TSMC and TSMC Guang Neng to Epistar Corporation (EPISTAR). Accordingly, the Company reclassified TSMC SSL as a disposal group held for sale in its consolidated balance sheet as of December 31, 2014. The expected fair value less costs to sell is substantially lower than the carrying amount of the related net assets of TSMC SSL; as such, impairment losses of NT$734,467 thousand were recognized under other operating gains and losses in the Company’s consolidated statement of comprehensive income for the year ended December 31, 2014. The transaction was completed in February 2015. For the major classes of assets and liabilities classified as held for sale, please refer to Note 13 to the consolidated financial statements for the year ended December 31, 2014.

a.	Consideration received from the disposal

Total consideration received	$825,000
Expenditure associated with consideration received	(142,475)

Net consideration received	$682,525

b.	Analysis of assets and liabilities over which the control was lost

Assets
Cash and cash equivalents	$81,478
Inventories	28,519
Other current assets	91,331
Property, plant and equipment	643,699
Intangible assets	47,373
Others	51,808
Liabilities
Salary and bonus payable	(38,151)
Accrued expenses and other current liabilities	(68,132)
Net defined benefit liability	(35,845)
Others	(76,915)

Net assets disposed of	$725,165

c.	Gain/loss on disposal of subsidiary

Net consideration received	$682,525
Net assets disposed of	(725,165)
Noncontrolling interests	42,640

Gain/loss on disposal of subsidiary	$—

d.	Net cash inflow arising from disposal of subsidiary

Net consideration received	$682,525
Less: balance of cash and cash equivalents disposed of	81,478

$601,047

31.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

			September 30, 2015	December 31, 2014	September 30, 2014

Financial assets
FVTPL
Held for trading derivatives	a	)	$98,835	$200,364	$69,164
Available-for-sale financial assets	b	)	3,105,351	75,598,018	66,257,345
Held-to-maturity financial assets	—		9,933,360	4,485,593	—
Derivative financial instruments in designated hedge accounting relationships	—		96,153	—	—
Loans and receivables
Cash and cash equivalents	a	)	515,731,398	358,530,507	225,884,318
Notes and accounts receivables (including related parties)	a	)	97,122,640	115,057,965	114,532,200
Other receivables	a	)	4,111,670	4,051,452	3,405,988
Refundable deposits	a	)	400,263	356,582	2,359,756

			$630,599,670	$558,280,481	$412,508,771

Financial liabilities
FVTPL
Held for trading derivatives	a	)	$179,363	$486,614	$691,062
Derivative financial instruments in designated hedge accounting relationships	—		—	16,364,241	9,775,718
Amortized cost
Short-term loans	—		33,564,120	36,158,520	35,883,358
Accounts payable (including related parties)	a	)	19,185,871	23,379,762	21,709,410
Payables to contractors and equipment suppliers	a	)	34,338,079	26,983,424	28,683,936
Accrued expenses and other current liabilities	a	)	20,950,233	22,248,135	22,820,251
Bonds payable (including long-term liabilities - current portion)	—		215,481,685	213,673,818	211,796,805
Long-term bank loans (including long-term liabilities - current portion)	—		40,000	40,000	40,000

(Continued)

			September 30, 2015	December 31, 2014	September 30, 2014

Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	—		$18,000	$36,000	$36,000
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	a	)	28,966,584	30,297,600	160,419

			$352,723,935	$369,668,114	$331,596,959

(Concluded)

Note a: Including those classified to noncurrent assets held for sale or liabilities directly associated with noncurrent assets held for sale as of December 31, 2014.

Note b:     Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the nine months ended September 30, 2015 and 2014 would have decreased by NT$415,074 thousand and NT$698,942 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at both fixed and floating interest rates. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$249 thousand for both nine months ended September 30, 2015 and 2014, respectively.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments. To reduce the equity price risk, the Company utilizes some stock forward contracts to partially hedge its exposure.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the nine months ended September 30, 2015 and 2014 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the nine months ended September 30, 2015 and 2014 would have decreased by NT$111,752 thousand and NT$120,713 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from investing activities, primarily bank deposits, fixed-income investments and other financial instruments. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the consolidated balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of September 30, 2015, December 31, 2014 and September 30, 2014, the Company’s ten largest customers accounted for 70%, 76% and 72% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

September 30, 2015

Non-derivative financial liabilities

Short-term loans	$33,571,425	$—	$—	$—	$33,571,425
Accounts payable (including related parties)	19,185,871	—	—	—	19,185,871
Payables to contractors and equipment suppliers	34,338,079	—	—	—	34,338,079
Accrued expenses and other current liabilities	20,950,233	—	—	—	20,950,233
Bonds payable	26,568,221	104,834,596	68,616,980	26,091,145	226,110,942
Long-term bank loans	6,390	21,752	15,363	—	43,505
Other long-term payables (classified under accrued expenses and other current liabilities)	18,000	—	—	—	18,000
Guarantee deposits (including those classified under accrued expense and other current liabilities)	5,758,550	13,336,234	9,871,800	—	28,966,584

	140,396,769	118,192,582	78,504,143	26,091,145	363,184,639

Derivative financial instruments

Forward exchange contracts
Outflows	36,791,586	—	—	—	36,791,586
Inflows	(36,694,164)	—	—	—	(36,694,164)

	97,422	—	—	—	97,422

Cross currency swap contracts
Outflows	3,216,025	—	—	—	3,216,025
Inflows	(3,241,727)	—	—	—	(3,241,727)

	(25,702)	—	—	—	(25,702)

Stock forward contracts
Outflows	814,135	—	—	—	814,135
Inflows	(814,135)	—	—	—	(814,135)

	—	—	—	—	—

	$140,468,489	$118,192,582	$78,504,143	$26,091,145	$363,256,359

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

December 31, 2014

Non-derivative financial liabilities

Short-term loans	$36,164,316	$—	$—	$—	$36,164,316
Accounts payable (including related parties)	23,370,424	—	—	—	23,370,424
Payables to contractors and equipment suppliers	26,980,408	—	—	—	26,980,408
Accrued expenses and other current liabilities	22,177,901	—	—	—	22,177,901
Bonds payable	3,079,862	66,720,514	98,460,598	58,320,169	226,581,143
Long-term bank loans	1,450	19,792	20,846	2,504	44,592
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	18,000	18,000	—	—	36,000
Obligations under finance leases	29,667	59,335	800,409	—	889,411
Guarantee deposits (including those classified under accrued expense and other current liabilities)	4,757,700	12,851,275	12,687,200	—	30,296,175

	116,579,728	79,668,916	111,969,053	58,322,673	366,540,370

Derivative financial instruments

Forward exchange contracts
Outflows	17,327,250	—	—	—	17,327,250
Inflows	(17,283,079)	—	—	—	(17,283,079)

	44,171	—	—	—	44,171

Cross currency swap contracts
Outflows	47,291,943	—	—	—	47,291,943
Inflows	(46,970,942)	—	—	—	(46,970,942)

	321,001	—	—	—	321,001

Stock forward contracts
Outflows	56,172,570	—	—	—	56,172,570
Inflows	(56,172,570)	—	—	—	(56,172,570)

	—	—	—	—	—

	$116,944,900	$79,668,916	$111,969,053	$58,322,673	$366,905,542

September 30, 2014

Non-derivative financial liabilities

Short-term loans	$35,889,735	$—	$—	$—	$35,889,735
Accounts payable (including related parties)	21,709,410	—	—	—	21,709,410
Payables to contractors and equipment suppliers	28,683,936	—	—	—	28,683,936
Accrued expenses and other current liabilities	22,820,251	—	—	—	22,820,251
Bonds payable	3,052,391	66,426,546	97,370,173	58,541,919	225,391,029
Long-term bank loans	1,450	17,447	21,027	5,030	44,954
Other long-term payables(classified under accrued expenses and other current liabilities and other noncurrent liabilities)	18,000	18,000	—	—	36,000
Obligations under finance leases	28,799	57,599	776,987	—	863,385
Guarantee deposits	—	160,419	—	—	160,419

	112,203,972	66,680,011	98,168,187	58,546,949	335,599,119

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
Derivative financial instruments

Forward exchange contracts
Outflows	18,676,552	—	—	—	18,676,552
Inflows	(18,591,783)	—	—	—	(18,591,783)

	84,769	—	—	—	84,769

Cross currency swap contracts
Outflows	57,793,561	—	—	—	57,793,561
Inflows	(57,188,788)	—	—	—	(57,188,788)

	604,773	—	—	—	604,773

Stock forward contracts
Outflows	53,208,498	753,865	—	—	53,962,363
Inflows	(53,208,498)	(753,865)	—	—	(53,962,363)

	—	—	—	—	—

	$112,893,514	$66,680,011	$98,168,187	$58,546,949	$336,288,661

(Concluded)

f.	Fair value of financial instruments

1)	Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	September 30, 2015		December 31, 2014		September 30, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Corporate bonds/Bank debentures	$7,539,404	$7,540,402	$—	$—	$—	$—
Commercial paper	2,393,956	2,398,449	4,485,593	4,486,541	—	—

Financial liabilities
Measured at amortized cost
Bonds payable	215,481,685	216,023,352	213,673,818	213,177,122	211,796,805	211,291,145

2)	Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes publicly traded stocks and money market funds).

•	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts; interest rate swaps are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates; and stock forward contracts are measured at the difference between the present value of stock forward price discounted based on the applicable yield curve derived from quoted interest rates and the stock spot price.

•	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

3)	Fair value measurements recognized in the consolidated balance sheets

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets and liabilities measured at fair value on a recurring basis

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	September 30, 2015
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$—	$98,835	$—	$98,835

Available-for-sale financial assets

Publicly traded stocks	$1,597,196	$—	$—	$1,597,196
Money market funds	406	—	—	406

	$1,597,602	$—	$—	$1,597,602

Hedging derivative financial assets

Stock forward contract	$—	$96,153	$—	$96,153

Financial liabilities at FVTPL

Derivative financial instruments	$—	$179,363	$—	$179,363

	December 31, 2014
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments (Note)	$—	$200,364	$—	$200,364

Available-for-sale financial assets

Publicly traded stocks	$73,797,085	$—	$—	$73,797,085
Money market funds	391	—	—	391

	$73,797,476	$—	$—	$73,797,476

(Continued)

	December 31, 2014
	Level 1	Level 2	Level 3	Total

Financial liabilities at FVTPL

Derivative financial instruments (Note)	$—	$486,614	$—	$486,614

Hedging derivative financial liabilities

Stock forward contract	$—	$16,364,241	$—	$16,364,241

			(Concluded)

Note: Including those classified to noncurrent assets held for sale or liabilities directly associated with noncurrent assets held for sale.

	September 30, 2014
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$—	$69,164	$—	$69,164

Available-for-sale financial assets

Publicly traded stocks	$64,390,960	$—	$—	$64,390,960
Money market funds	377	—	—	377

	$64,391,337	$—	$—	$64,391,337

Financial liabilities at FVTPL

Derivative financial instruments	$—	$691,062	$—	$691,062

Hedging derivative financial liabilities

Stock forward contract	$—	$9,775,718	$—	$9,775,718

For assets and liabilities held as of September 30, 2015, December 31, 2014 and September 30, 2014 that are measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

There were no purchases and disposals for assets on Level 3 for the nine months ended September 30, 2015 and 2014, respectively.

Assets and liabilities measured at fair value on a nonrecurring basis

The Company measures certain financial assets at fair value on a nonrecurring basis when they are deemed to be impaired. The valuation processes include controls that are designed to ensure appropriate fair values are recorded. These controls include valuation technique validation, review of key inputs, and analysis of period-over-period fluctuations where appropriate. Due to significant unobservable inputs used, the Company classified these measurements as Level 3.

The Company reviews investments in non-publicly traded stocks and mutual funds for impairment quarterly and records an impairment charge when the Company believes an investment has experienced a significant or prolonged decline in the fair value and carrying value may not be recovered. The Company recognized impairment loss on financial assets carried at cost in the amount of NT$132,015 thousand and NT$176,920 thousand for the three months ended September 30, 2015 and 2014, respectively; and of NT$132,015 thousand and NT$176,920 thousand for the nine months ended September 30, 2015 and 2014, respectively.

Determining whether a significant or prolonged decline in fair value of the investment below its carrying amount has occurred is highly subjective. Factors the Company considers include the fair value of the investment in relation to its carrying amount and the duration of the decline in fair value below the carrying amount of the investment. Due to the absence of quoted market prices, the fair values are determined significantly based on management judgment with the best information available. The Company calculates these fair values using the market approach which includes recent financing activities, valuation of comparable companies, technology development stage, market condition and other economic factors as their inputs.

Financial assets and liabilities not measured at fair value but for which the fair value is disclosed

For investments in bonds and commercial paper, the fair value is determined using active market prices and the present value of future cash flows based on the observable yield curves, respectively.

The fair value of the Company’s bonds payable is determined using active market prices.

The table below sets out the balances for the Company’s assets and liabilities at amortized cost but for which the fair value is disclosed as of September 30, 2015:

	September 30, 2015
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$7,540,402	$—	$—	$7,540,402
Commercial paper	—	2,398,449	—	2,398,449

	$7,540,402	$2,398,449	$—	$9,938,851

Liabilities

Measured at amortized cost
Bonds payable	$216,023,352	$	$	$216,023,352

32.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of transactions between the Company and other related parties:

a.	Net revenue

		Three Months Ended September 30		Nine Months Ended September 30
		2015	2014	2015	2014

Item	Related Party Categories

Net revenue from sale of goods	Associates	$999,725	$1,192,312	$3,186,227	$3,185,376
	Joint venture	241	52	908	702

		$999,966	$1,192,364	$3,187,135	$3,186,078

Net revenue from royalties	Associates	$119,718	$133,433	$381,862	$388,497

b.	Purchases

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Related Party Categories

Associates	$2,680,634	$3,038,154	$8,659,775	$8,890,002

c.	Receivables from related parties

		September 30, 2015	December 31, 2014	September 30, 2014

Item	Related Party Categories

Receivables from related parties	Associates	$510,752	$312,641	$532,767
	Joint venture	256	314	—

		$511,008	$312,955	$532,767

Other receivables from related parties	Associates	$128,490	$178,625	$161,962

d.	Payables to related parties

		September 30, 2015	December 31, 2014	September 30, 2014

Item	Related Party Categories

Payables to related parties	Associates	$1,125,062	$1,490,997	$1,288,727
	Joint venture	3,059	493	1,950

		$1,128,121	$1,491,490	$1,290,677

e	Disposal of property, plant and equipment

	Proceeds
	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Related Party Categories

Associates	$—	$7,630	$—	$23,447

	Gains
	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Related Party Categories

Associates	$—	$4,193	$—	$20,010

f.	Others

		September 30, 2015	December 31, 2014	September 30, 2014

Item	Related Party Categories

Refundable deposits	Associates	$—	$—	$5,813

		Three Months Ended September 30		Nine Months Ended September 30
		2015	2014	2015	2014

Item	Related Party Categories

Manufacturing expenses	Associates	$443,498	$518,487	$1,838,197	$1,648,347
	Joint venture	4,220	2,068	9,583	6,763

		$447,718	$520,555	$1,847,780	$1,655,110

Research and	Associates	$53,773	$31,295	$79,699	$84,628
development expenses	Joint venture	29	275	977	1,116

		$53,802	$31,570	$80,676	$85,744

General and administrative expenses	Associates	$2,465	$—	$3,515	$—

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment from Xintec and office from VIS, respectively. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to Xintec and VIS quarterly and monthly, respectively; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

g.	Compensation of key management personnel

The compensation to directors and other key management personnel for the three months and nine months ended September 30, 2015 and 2014 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Short-term employee benefits	$443,155	$478,693	$1,413,381	$1,241,715
Post-employment benefits	921	11,980	2,963	45,910

	$444,076	$490,673	$1,416,344	$1,287,625

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

33.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for litigation and building lease agreements. As of September 30, 2015, December 31, 2014 and September 30, 2014, the aforementioned other financial assets amounted to NT$177,490 thousand, NT$293,409 thousand and NT$283,678 thousand, respectively.

34.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, factory and office premises from the Science Park Administration and entered into lease agreements for its office premises and certain office equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between October 2015 and March 2035 and can be renewed upon expiration.

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	September 30, 2015	December 31, 2014	September 30, 2014

Not later than 1 year	$1,074,941	$891,767	$898,450
Later than 1 year and not later than 5 years	3,632,058	3,490,783	3,512,763
Later than 5 years	7,063,457	6,576,218	6,646,874

	$11,770,456	$10,958,768	$11,058,087

35.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of September 30, 2015, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of September 30, 2015.

c.	In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents were invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC, dismissing all of Keranos’ claims against TSMC with prejudice. Keranos appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit, and in August 2015, the Federal Circuit remanded the case back to the Texas court for further proceedings. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment of noninfringement in favor of TSMC and TSMC North America. Ziptronix, Inc. can appeal the Court’s order. In August 2015, Tessera Technologies, Inc. announced it had acquired Ziptronix. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012, and the lock-up period expired on May 1, 2015. Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of September 30, 2015, TSMC has paid EUR150,193 thousand to ASML under the research and development funding agreement.

f.	In September 2013, Zond Inc. filed a complaint in U.S. District Court for the District of Massachusetts against TSMC, certain TSMC subsidiaries and other companies alleging infringing of several U.S. patents. Subsequently, TSMC and Zond initiated additional legal actions in the U.S. District Courts for the District of Delaware and the District of Massachusetts over several additional patents owned by Zond. In March 2015, all pending litigations between the parties in the U.S. District Courts for the District of Massachusetts and the District of Delaware were dismissed.

g.	In March 2014, DSS Technology Management, Inc. (DSS) filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development and several other companies infringe one U.S. patent. TSMC Development has subsequently been dismissed. In May 2015, the Court entered a final judgment of noninfringement in favor of TSMC and TSMC North America. DSS has appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

h.	Amounts available under unused letters of credit as of September 30, 2015, December 31, 2014 and September 30, 2014 were NT$144,786 thousand, NT$222,026 thousand and NT$213,290 thousand, respectively.

36.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of each subsidiary of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency of each subsidiary. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount

September 30, 2015

Financial assets

Monetary items
USD	$3,740,174	32.906		$123,074,162
USD	217,169	6.357	(Note 2)	7,146,172
RMB	601,282	0.157	(Note 3)	3,112,417
EUR	74,991	36.95		2,770,910
JPY	34,650,692	0.2742		9,501,220
Non-monetary items
HKD	147,733	4.25		627,865

Financial liabilities

Monetary items
USD	3,045,299	32.906		100,208,604
EUR	108,176	36.95		3,997,112
JPY	34,141,496	0.2742		9,361,598

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)	Carrying Amount

December 31, 2014

Financial assets

Monetary items
USD	$5,002,082	31.718	$158,656,051
EUR	22,887	38.57	882,741
JPY	704,925	0.2652	186,946
Non-monetary items
HKD	149,844	4.09	612,860

Financial liabilities

Monetary items
USD	3,348,306	31.718	106,201,584
EUR	44,152	38.57	1,702,926
JPY	28,734,248	0.2652	7,620,323

September 30, 2014

Financial assets

Monetary items
USD	4,249,535	30.470	129,483,331
EUR	76,225	38.42	2,928,580
JPY	621,822	0.2778	172,742
Non-monetary items
HKD	168,838	3.93	663,532

Financial liabilities

Monetary items
USD	2,389,085	30.470	72,795,431
EUR	88,499	38.42	3,400,142
JPY	31,391,969	0.2778	8,720,689

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.
Note 2:	The exchange rate represents the number of RMB for which one USD dollars could be exchanged.
Note 3:	The exchange rate represents the number of USD dollars for which one RMB could be exchanged.

The realized and unrealized foreign exchange gain and loss was a net gain of NT$2,571,011 thousand and NT$1,150,993 thousand for the three months ended September 30, 2015 and 2014, respectively, and NT$2,326,899 thousand and NT$759,385 thousand for the nine months ended September 30, 2015 and 2014, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

37.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engaged in the researching, developing, designing, manufacturing and selling of renewable energy and efficiency related technologies and products.

The Company uses the income from operations as the measurement for segment profit and the basis of performance assessment. There was no material differences between the accounting policies of the operating segment and the accounting policies described in Note 4.

b.	Segment revenue and operating results

	Foundry	Others	Elimination	Total

Three months ended September 30, 2015

Net revenue from external customers	$212,258,591	$246,318	$—	$212,504,909
Income (loss) from operations	78,994,590	(605,666)	—	78,388,924

Three months ended September 30, 2014

Net revenue from external customers	208,977,912	71,822	—	209,049,734
Net revenue from sales among intersegments	—	5,749	(5,749)	—
Income (loss) from operations	85,144,417	(717,179)	—	84,427,238

Nine months ended September 30, 2015

Net revenue from external customers	639,321,151	657,654	—	639,978,805
Income (loss) from operations	243,351,349	(1,267,244)	—	242,084,105

Nine months ended September 30, 2014

Net revenue from external customers	539,874,035	411,355	—	540,285,390
Net revenue from sales among intersegments	—	32,644	(32,644)	—
Income (loss) from operations	209,709,955	(2,055,931)	—	207,654,024

38.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau (SFB) for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and jointly controlled entities): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries, and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in Mainland China): Please see Table 9 attached;

l.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Related Party	Maximum Balance for the Period (US$ in Thousands) (Note 4)		Ending Balance (US$ in Thousands) (Note 4)		Amount Actually Drawn (US$ in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company	Financing Company’s Total Financing Amount Limits (Note 3)
																Item	Value
1	TSMC Partners	TSMC Solar	Other receivables from related parties	Yes	$ (US$	5,594,020 170,000)	$ (US$	5,594,020 170,000)	$ (US$	5,297,866 161,000)	0.38%	The need for short-term financing	$—	Operating capital	$—	—	$—	$20,236,121 (Note 1)	$50,590,303
		TSMC SSL	Other receivables from related parties	Yes	(US$	1,645,300 50,000)		—		—	0.38%	The need for short-term financing	—	Operating capital	—	—	—	20,236,121 (Note 1)	50,590,303

2	TSMC Solar	TSMC Solar NA	Other receivables from related parties	Yes	(US$	19,744 600)		—		—	—	The need for short-term financing	—	Operating capital	—	—	—	— (Note 2)	—

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 90% and up owned, directly or indirectly, by TSMC (90% and up owned subsidiaries). However, the aggregate amounts lendable to 90% and up owned subsidiaries and the total amount lendable to one such borrower of 90% and up owned subsidiaries shall not exceed forty percent (40%) of the net worth of TSMC Partners.
Note 2:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Solar. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth; however, this restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC Solar.
Note 3:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners and twenty percent (20%) of the net worth of TSMC Solar.
Note 4:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship
0	TSMC	TSMC Global	Subsidiary	$287,739,792	$ (US$	49,359,000 1,500,000)	$ (US$	49,359,000 1,500,000)	$ (US$	49,359,000 1,500,000)	$—	4.29%	$287,739,792	Yes	No	No
		TSMC North America	Subsidiary	287,739,792	(US$	2,738,217 83,213)	(US$	2,738,217 83,213)	(US$	2,738,217 83,213)	—	0.24%	287,739,792	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.
Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2015						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC	Bank debentures
	HSBC Bank (Taiwan) Limited	—	Held-to-maturity financial assets	—		$3,312,027	N/A		$3,311,653
	The Export-Import Bank of ROC	—	”	—		149,999	N/A		150,000

	Corporate bond
	Taiwan Power Company	—	Held-to-maturity financial assets	—		1,006,080	N/A		1,006,280
	Hon Hai Precision Ind. Co., Ltd.	—	”	—		1,005,233	N/A		1,005,733
	CPC Corporation, Taiwan	—	”	—		854,286	N/A		854,293
	Formosa Plastics Corporation	—	”	—		351,063	N/A		350,964
	Formosa Petrochemical Corporation	—	”	—		300,975	N/A		301,521
	China Steel Corporation	—	”	—		200,624	N/A		200,624

	Commercial Paper
	Taiwan Power Company	—	Held-to-maturity financial assets	240		2,393,956	N/A		2,398,449

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	211,047		627,865	1		627,865
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230		193,584	10		193,584
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		105,000
	W.K. Technology Fund IV	—	”	4,000		31,280	2		31,280

	Fund
	Crimson Asia Capital	—	Financial assets carried at cost	—		18,265	1		18,265
	Horizon Ventures Fund	—	”	—		17,029	12		17,029

TSMC Partners	Stock
	Mcube Inc.	—	Financial assets carried at cost	6,333		—	14		—

	Fund
	Shanghai Walden Venture Capital Enterprise	—	Financial assets carried at cost	—	US$	5,000	6	US$	5,000
	China Walden Venture Investments II, L.P.	—	”	—	US$	2,800	9	US$	2,800

TSMC Global	Corporate bond
	JPMorgan Chase & Co.	—	Held-to-maturity financial assets	—	US$	10,913	N/A	US$	10,920

	Stock
	ASML	—	Available-for-sale financial assets	250	US$	21,819	—	US$	21,819

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	12	US$	12	N/A	US$	12

VTAF III	Common stock
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	—	Financial assets carried at cost	7,522	US$	5,177	3	US$	5,177
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	4,147	US$	170	—	US$	170

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2015						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
VTAF II	Common stock
	Sentelic	—	Financial assets carried at cost	1,806	US$	2,607	8	US$	2,607
	Aether Systems, Inc.	—	”	2,600	US$	2,243	28	US$	2,243
	RichWave Technology Corp.	—	”	1,267	US$	1,036	3	US$	1,036

	Preferred stock
	Aquantia	—	Financial assets carried at cost	4,643	US$	4,441	2	US$	4,441
	5V Technologies, Inc.	—	”	963	US$	2,168	2	US$	2,168
	Impinj, Inc.	—	”	711	US$	1,100	—	US$	1,100
	QST Holdings, LLC	—	”	—	US$	588	13	US$	588
	Cresta Technology Corporation	—	”	92	US$	28	—	US$	28

Emerging Alliance	Common stock
	Global Investment Holding Inc.	—	Financial assets carried at cost	11,124	US$	3,065	6	US$	3,065
	RichWave Technology Corp.	—	”	4,074	US$	1,545	9	US$	1,545

	Preferred stock
	QST Holdings, LLC	—	Financial assets carried at cost	—	US$	141	4	US$	141

ISDF	Preferred stock

	Sonics, Inc.	—	Financial assets carried at cost	230		—	3		—

ISDF II	Common stock
	Alchip Technologies Limited	—	Available-for-sale financial assets	6,581	US$	7,638	11	US$	7,638
	Sonics, Inc.	—	Financial assets carried at cost	278		—	4		—
	Goyatek Technology, Corp.	—	”	745		—	6		—

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264		—	4		—

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount
TSMC	Bank debentures
	HSBC Bank (Taiwan) Limited	Held-to-maturity financial assets	—	—	—		$—	—		$3,316,906	—		$—		$—		$—	—		$3,312,027

	Corporate bond
	Taiwan Power Company	Held-to-maturity financial assets	—	—	—		—	—		1,006,690	—		—		—		—	—		1,006,080
	Hon Hai Precision Ind. Co., Ltd.	”	—	—	—		—	—		1,006,244	—		—		—		—	—		1,005,233
	CPC Corporation, Taiwan	”	—	—	—		—	—		855,145	—		—		—		—	—		854,286
	Formosa Plastics Corporation	”	—	—	—		—	—		351,464	—		—		—		—	—		351,063
	Formosa Petrochemical Corporation	”	—	—	—		—	—		301,625	—		—		—		—	—		300,975

	Commercial Paper
	Taiwan Power Company	Held-to-maturity financial assets	—	—	220		2,192,014	1,080		10,768,924	1,060		10,600,000		10,566,982		33,018	240		2,393,956
	CPC Corporation, Taiwan	”	—	—	230		2,293,579	100		997,799	330		3,300,000		3,291,378		8,622	—		—

	Stock
	VIS	Investments accounted for using equity method	Public Market	Associate	546,223		10,105,485	—		—	82,000		3,871,910		1,608,371		2,263,539	464,223		8,201,681
	TSMC Global	Prepayments for Investments (Note 2)	—	Subsidary	—		—	—		43,639,503	—		—		—		—	—		43,639,503
	TSMC SSL	Noncurrent assets held for sale	EPISTAR	Subsidary	554,674		669,472	—		—	554,674		782,701 (Note 3)		669,472		113,229	—		—

TSMC Global	Corporate bond
	JPMorgan Chase & Co.	Held-to-maturity financial assets	—	—	—		—	—	US$	11,002	—		—		—		—	—	US$	10,913

	Stock
	ASML	Available-for-sale financial assets	—	—	20,993	US$	2,284,919	—		—	20,743	US$	1,755,849	US$	1,072,547	US$	683,302	250	US$	21,819

Note 1:	The ending balance includes the amortization of premium/discount on bonds investments, share of profits/losses of investees and other related adjustment.
Note 2:	To lower the hedging cost, in June 2015, the Board of Directors of TSMC approved to inject US$2,000,000 thousand of capital into TSMC Global. This project was approved by the Investment Commission, MOEA. The prepayment for investment was US$1,359,100 thousand as of September 30, 2015 and the total injection is expected to be finished in the fourth quarter of 2015.
Note 3:	The amount of disposal is the selling price less associated expenditure.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount
TSMC	Fab	July 09, 2014 to July 06, 2015	$3,222,693	Monthly settlement by the construction progress and acceptance	DA CIN Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	August 13, 2014 to July 15, 2015	3,245,091	Monthly settlement by the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	September 26, 2014 to July 17, 2015	323,819	Monthly settlement by the construction progress and acceptance	Mandartech Interiors Inc.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 03, 2014 to June 18, 2015	1,371,031	Monthly settlement by the construction progress and acceptance	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

			Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable
Company Name	Related Party	Nature of Relationships	Purchases/Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total	Note
TSMC	TSMC North America	Subsidiary	Sales		$425,960,417	66	Net 30 days from invoice date (Note)	—	Note		$65,932,970	69
	GUC	Associate	Sales		2,373,020	—	Net 30 days from the end of the month of when invoice is issued	—	—		492,185	1
	TSMC China	Subsidiary	Purchases		17,288,312	31	Net 30 days from the end of the month of when invoice is issued	—	—		(1,867,158)	9
	WaferTech	Indirect subsidiary	Purchases		6,706,115	12	Net 30 days from the end of the month of when invoice is issued	—	—		(525,748)	3
	VIS	Associate	Purchases		5,427,373	10	Net 30 days from the end of the month of when invoice is issued	—	—		(492,028)	2
	SSMC	Associate	Purchases		3,232,402	6	Net 30 days from the end of the month of when invoice is issued	—	—		(429,391)	2
TSMC North America	GUC	Associate of TSMC	Sales		723,796	—	Net 30 days from invoice date	—	—		17,012	—
				( US$	23,038)					( US$	517)
TSMC Solar	TSMC Solar Europe GmbH	Subsidiary	Sales		410,357	66	Net 90 days from the end of the month of when invoice is issued	—	—		128,466	49

Note:	The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken
TSMC	TSMC North America	Subsidiary		$66,229,269	50	$2,387,454	—	$2,709,224	$—
	GUC	Associate		492,185	44	—	—	—	—

TSMC Partners	TSMC Solar	The same parent company		5,298,313	Note 2	—	—	—	—
			(US$	161,014)

TSMC China	TSMC	Parent company		1,867,158	30	—	—	—	—
			(RMB	360,716)

TSMC Solar	TSMC Solar Europe GmbH	Subsidiary		128,466	98	—	—	—	—

TSMC Technology	TSMC	Parent company		165,782	Note 2	—	—	—	—
			(US$	5,038)

WaferTech	TSMC	Parent company		525,748	24	—	—	—	—
			(US$	15,978)

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
0	TSMC	TSMC North America	1	Net revenue from sale of goods	$425,960,417	—	67%
				Receivables from related parties	65,932,970	—	4%
				Other receivables from related parties	296,299	—	—
		TSMC Japan	1	Marketing expenses - commission	170,894	—	—
		TSMC Europe	1	Marketing expenses - commission	293,736	—	—
		TSMC China	1	Purchases	17,288,312	—	3%
				Disposal of property, plant and equipment	115,270	—	—
				Payables to related parties	1,867,158	—	—
		TSMC Canada	1	Research and development expenses	173,266	—	—
		TSMC Technology	1	Research and development expenses	1,326,684	—	—
				Payables to related parties	165,782	—	—
		WaferTech	1	Purchases	6,706,115	—	1%
				Payables to related parties	525,748	—	—
1	TSMC Solar	TSMC Solar Europe GmbH	1	Net revenue from sale of goods	410,357	—	—
				Receivables from related parties	128,466	—	—
		TSMC Partners	3	Other payables to related parties	5,298,313	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2015				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				September 30, 2015 (Foreign Currencies in Thousands)		December 31, 2014 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership (%)	Carrying Value (Foreign Currencies in Thousands)
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$146,754,371 (Note 3)		$103,114,868	3	100		$182,062,864		$21,528,153		$21,528,153	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,456,130		31,456,130	988,268	100		50,529,423		1,318,094		1,318,174	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		8,961,566		4,955,540		1,922,254	Associate
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		10,180,677		11,789,048	464,223	28		8,201,681		3,282,753		1,032,965	Associate
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		4,168,152		32,985		32,985	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,309,969		1,357,890	92,778	35		2,240,223		223,191		83,986	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,079,023		323,394		114,036	Associate
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,737,336		1,850,782	—	98		638,771		(83,198)		(81,534)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		608,562		605,479	—	98		483,968		(6,162)		(6,039)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		329,649		29,333		29,333	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		844,775		844,775	—	99.5		158,066		(2,749)		(2,735)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		128,829		4,412		4,412	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities		13,656		13,656	80	100		34,975		2,948		2,948	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities		270,000		200,000	—	100		1,942		(108,748)		(108,748)	Subsidiary
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		11,180,000		11,180,000	289,647	99		(1,022,041)		(4,030,736)		(3,976,630)	Subsidiary
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	( US$	0.03 0.001)	( US$	0.03 0.001)	—	100	( US$	25,893,581 786,895)	( US$	1,134,534 36,111)		Note 2	Subsidiary
	VisEra Holding	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	( US$	1,414,958 43,000)	( US$	1,414,958 43,000)	43,000	49	( US$	3,350,741 101,828)	( US$	213,319 6,790)		Note 2	Jointly controlled entity
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	( US$	0.03 0.001)	( US$	0.03 0.001)	—	100	( US$	520,354 15,813)	( US$	25,181 801)		Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	( US$	305,993 9,299)	( US$	305,993 9,299)	9,299	97	( US$	366,186 11,128)	( US$	3,302 105)		Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	( US$	75,684 2,300)	( US$	75,684 2,300)	2,300	100	( US$	153,500 4,665)	( US$	14,375 458)		Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	( US$	19,184 583)	( US$	19,184 583)	583	97	( US$	4,116 125)	( US$	(409 (13	) ) )	Note 2	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2015				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				September 30, 2015 (Foreign Currencies in Thousands)		December 31, 2014 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership (%)	Carrying Value (Foreign Currencies in Thousands)
VTAF III	Mutual-Pak	New Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	$ (US$	171,528 5,212)	$ (US$	171,528 5,212)	15,643	58	$ (US$	20,754 631)	$ (US$	(15,535 (494	) ))	Note 2	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	(US$	21,776 662)	(US$	71,735 2,180)	—	100	(US$	785 24)	(US$	31,235 994)		Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—		Note 2	Subsidiary
VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—		Note 2	Subsidiary
Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—		Note 2	Subsidiary
TSMC Solar	Motech	New Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		6,228,661		6,228,661	87,480	18		3,102,751		(991,600)		Note 2	Associate
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		25,266		—	1	100		10,055		(27,052)		Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products		236,025		236,025	1	100		325		(15,240)		Note 2	Subsidiary
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business		—		504,107	—	100		—		(5,102)		Note 2	Subsidiary
TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		94,586		53,092	3,492	1		(12,707)		(4,030,736)		Note 2	Associate
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices		—		—	293,637	100	(US$	7,210,363 219,120)	(US$	1,085,327 34,545)		Note 2	Subsidiary
TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		—	(EUR	458,180 12,400)	—	—		—	(EUR	(27,052 (766	) ))	Note 2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.
Note 3:	To lower the hedging cost, in June 2015, the Board of Directors of TSMC approved to inject US$2,000,000 thousand of capital into TSMC Global. This project was approved by the Investment Commission, MOEA. The prepayment for investment was US$1,359,100 thousand as of September 30, 2015 and the total injection is expected to be finished in the fourth quarter of 2015.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2015 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2015 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of September 30, 2015	Accumulated Inward Remittance of Earnings as of September 30, 2015
							Outflow	Inflow
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)	$—	$—	$ (US$	18,939,667 596,000)	$7,235,242	100%	$7,249,333 (Note 2)	$39,621,695	$—

Accumulated Investment in Mainland China as of September 30, 2015 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment (US$ in Thousands)
$ (US$	18,939,667 596,000)	$ (US$	18,939,667 596,000)	$ (US$	18,939,667 596,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.
Note 2:	Amount was recognized based on the reviewed financial statements.